Exhibit 99.3

AGENDA Opening Gustavo Werneck CAPEX and Financial Management Rafael Japur Brazil Maurício Metz North America Chia Wang Q&A Miguel Burnier sustainable mining platform - screening 2

Path to sustainable value creation and the key themes in Gerdau’s investment thesis Safety and high - performance people Steel industry outlook Structural competitiveness and diversification Financial discipline and excellence in capital allocation

Workplace Safety Continued focus on people ’ s safety Accident Frequency Rate¹ 0.71 in 2Q25 0.99 1.16 1.28 1.10 1.08 0.87 0.83 0.76 0.70 0.59 0.61 0.71 // 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 1T25 2T25 1. Number of Accidents per Million Hours Worked per each Gerdau Employee.

CAPEX Rafael Japur Continous casting – Gerdau Pindamonhangaba (SP)

CAPEX 6 2026e¹ 2.8 3.0 Investments in growth, competitiveness and maintenance 2025e¹ 0.2 Maintenance Coking plants +blast furnaces Competitiveness R$6.0 b² 2.3 1.8 0.6 R$4.7 b² 1 Does not include investments in joint ventures and affiliates. 2 Exposure by currency: 2025 ~60% in US$ and ~40% in R$; 2026, ~55% in US$ and ~45% in R$. 20% 76% 2025e 4% 22% 76% 2026e 2% Sustainable mining platform Miguel Burnier – filtration Guidance

Competitiveness CAPEX Investments in business growth and competitiveness 7 NORTH BRAZIL TOTAL AMERICA MAIN PROJECTS (R$ billion) NORTH AMERICA BRAZIL TOTAL STRATEGIC CAPEX (R$ billion) Midlothian Expansion Downstream Scrap Processing in Pindamonhangaba Miguel Burnier Mining Hot - Rolled Coil Expansion Rolling capacity Forest Expansion MG Total BEFORE... TODAY... 2H26 2H26 4Q25 Midlothian Expansion Scrap Processing in Pindamonhangaba Miguel Burnier Mining Total variation 8SGDWH ࡳ ([FKDQJH UDWH ࡳ 3URMHFW VFRSH POTENTIAL EBITDA¹ START - UP R$275 m R$100 m R$1.1 b 150 4.0 1.2 0.4 3.6 5.2 500 250 6.1 3.1  0.5 0.4 3.2 1.5 1.8 0.3 9.2 8SGDWH ࡳ &RQVLGHUV 3KDVH 250 To invest Already invested Capacity addition 1 (kt/year) On stand - by due to local market perspective Concluded 1 After investment ramp - up.

NORTH AMERICA BRAZIL TOTAL  0.9 0.1 1.2 3.1 0.1 3.6 0.5 0$,1 352-(&76 5 ELOOLRQ EXECUTION SCHEDULE FINANCIAL PROGRESS (R$ billion) Competitiveness CAPEX Of the total estimated for 2026, ~45% corresponds to 3 main projects 1 After investment matures. 150 Midlothian Expansion Scrap Processing in Pindamonhangaba Miguel Burnier Mining 7RWDO 1.2 0.4 3.6 5.2 To invest Already invested (until 2Q25) Capacity addition ¹ (kt/year) 8QWLO  H 0.2 2026e 2027e 0.4 Total 4.4 5.2 0LJXHO %XUQLHU 8 Midlothian Scrap Processing 0.8 4.0 1.2

Maintenance CAPEX 2026 - 2030  2027 2028 Maintenance Coking plant 2029 Blast furnaces 2030 5 - year average R$ 3 bi %ODVW IXUQDFH 9 Blast furnace 2 2028 2027 2029 Overhaul 10 years (2038) 10 years (2039) 6HUYLFH OLIH H[WHQVLRQ ~R$2.3 b ~R$1.2 b Disbursement 2026 - 2030 Coking Plants 1 and 2 Until Cok 1 ~ 2030 Cok 2 ~ 2038 ~ 2034 Continuous service life extension program Annual expenditure schedule $YHUDJH PDLQWHQDQFH &$3(; LQ a5  E ï RYHU WKH QH[W  \HDUV ZLWK IOXFWXDWLRQV LQ \HDUV RI EODVW IXUQDFHV DQG FRNLQJ SODQWV RYHUKDXO 1 Subject to exchange rate fluctuations and inflation.

Self-production of energy in Brazil :

Low-carbon economy and cost-savings

Self-production representativeness in total consumption



2025
2026
11%
8%
10%
13%
42%
Current
SHP[1]
Arinos Solar farm
Barro Alto Solar farm
2026+

Energy accounts for ~4% of Brazil's production costs

1 Small Hydropower Plants.

Typical energy bill breakdown:



20%
30%
50%
Demand (distribution network/ transmission)
Charges
Energy

Self-production benefits generate an approximate 60% reduction in bills:

- Charges exemption (30 p.p reduction);
- Energy at cost (20 p.p reduction);
- Network economy (10 p.p reduction);

Average return on Gerdau's own projects expected upon project's approval	**IPCA+ ~16%**



GERDAU
Investor Day
2025
SHP
Garganta da
Jararaca

Rafael Japur 11 FINANCIAL MANAGEMENT FINANCIAL MANAGEMENT

Liquidity and Indebtedness Financial Management Metrics 2Q25 Net Debt / EBITDA <= 1.5x 0.85x Cash,Equiv. Invest. RCF ¹ Bonds Debentures 1 Global Revolving Credit Facility | 2 Calculated as Adjusted EBITDA - Capex. Bank loans Liquidity 2025 2026 2027 2028 2029 2030 2032 2035 2036 onwards 13.8 AVERAGE COST BRL: CDI + 0.49% P.A. USD: 5.6% P.A. AVERAGE TERM 7.2 YEARS 88% 9% 3% USD BRL Other TYPE OF FINANCING 2% 22% 76% Capital Market Bank Loans Other DEBT BY CURRENCY COMPROMISED CREDIT FACILITY CASH BY CURRENCY 59% 40% 1% USD BRL Other Available Balance Utilized R$ 4.8 b 27.6% 21.2% 29.4% 55.1% 76.9% 86.2% 112.8% 2019 2020 2021 2022 2023 2024 1H25 North America Cash (% on consolidated cash generation) Strong liquidity in US$ North America with a growing share of cash generation 2 7.2 years > 6 years $YHUDJH 7HUP R$18.1 b <=R$ 12 b Gross Debt 5  E Cash R$9.1 b Net Debt Liquidity position and debt amortization (R$ billion) 9.0 2.0 0.4 1.0 1.5 1.5 2.7 1.4 3.5 2.9 4.8 0.8 12

Bonds & Debentures Local and offshore fixed income portfolio 149 283 155 275 187 133 144 185 243 112 194 111 195 112 67 79 95 162 112 194 223 186 111 201 112 70 79 95 177 200.0 150.0 100.0 50.0 0.0 300.0 268 250.0 Last Analysis of G - Spread volatility during the year¹ (bps) G - spread difference between 10 years / 30 years¹ 5bps 4bps 4bps 13bps 30bps 39bps 21bps 25bps 28bps Average: 19bps Nucor Glencore Steel Arcelor Mittal Brasil Dynamics JBS Raízen Vale Accumulated volume in 1 trading month (US$ million)¹ Issuance outstanding balance 650 500 600 300 500 600 862 1,000 63 50 58 4 19 12 46 34 Gerdau '35 Nucor '35 Steel Dynamics '35 CMC '32 Votorantim '34 Nexa '34 Vale '36 Raízen '35 Average: US$36m 2Q25 Coupon Bond (US$ million) 180 4.88% 2027 498 4.25% 2030 650 5.75% 2035 481 7.25% 2044 2Q25 Coupon Debentures (R$ million) 1,500 CDI+0.50% 2028 1,500 CDI+0.60% 2029 1,375 CDI+0.65% 2032 1 Information as at 09/12/2025 | 2 Proxy of a 30 - year bond issuance, compared to other peers’ issuances. Gerdau 2035 Brazil 2035 Raizen 2035 JBS Petrobras Embraer 2035 2035 2035 Nucor 2035 Steel Dynamics 2035 Mittal NEXA 2034 2034 Max Min Latest Gerdau (10 - year vs. 30 - year) 2 13

2.72x 4.24x 3.49x 2.98x 1.71x 1.67x 1.25x 0.30x 0.33x 0.40x 0.48x 0.85x 0.00x 0.50x 1.00x 1.50x 2.00x 2.50x 3.00x 3.50x 4.00x 4.50x 5.00x Indebtedness Leverage¹ consistently below policy over the past 5 years Flexibility in capital allocation Limit for rating maintenance by agencies CURRENT RATINGS: BBB STABLE 14 BBB STABLE Baa2 STABLE 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2Q25 1 Net debt/EBITDA .

Return to Shareholders Distribution of dividends above the mandatory minimum and solid implementation of the share buyback program Free Cash Flow Shareholder remuneration Buybacks Dividends Shareholder remuneration (R$ billion) from 1Q18 to 2Q25 ~ 75% of free cash flow generation in the period was allocated for shareholders 765 6,083 1,664 484 243 1,073 1,195 773 1,008 356 715 5,355 7,156 2,641 2,859 1,257 46.4% 33.5% 34.3% 37.3% 69.1% 41.2% 65.9% 77.5% Dividendos Recompra Payout 30% Minimum payout set forth in the Company's bylaws 2018 2019 2020 2021 2022 2023 2024 1H25 Dividends Buybacks (R$ million) 27.6 17.4 3.3 20.7 15

Share buyback 2025 Share buyback program GGBR Total program: up to 64.5 million shares Financial amount repurchased by September 30, 2025: R$852.5 million GGBR4/GGBR3/GGB (2.8% of outstanding shares) Cancellation of 71.2% of the total repurchased 85% To repurchase 15% Repurchased 100 16 98 98 95 93 2021 1H25 2022 2023 2024 Since the onset of the share buyback program, share count went down ~7%². Ongoing buyback program as an alternative for capital allocation Number of outstanding shares¹ (100 basis) GGBR 1 Number of outstanding shares of GGBR3 and GGBR4 at each year’s closing. 2 Adjusted for bonuses in 2023 and 2024.

Revaluation potential: sum of parties vs. peers Based on 2Q25 EBITDA (US$ million) EV/EBITDA 2Q25: 5.4X ~38% Median EV/EBITDA 2Q25 of comparables¹ 4.0x 6.6x 4.2x 861 14.6% 45.9% 139 13.6% 7.4% Brazil North America Implicit Enterprise Value Net Debt and Other Implicit Equity Value Market Cap 06/30/2025 South America 1,876 ² 15.0% 100.0% EV/EBITDA 2Q25: 6.5X EBITDA 2Q25 LTM EBITDA Margin % Total EBITDA 3,541 5,655 578 9,775 (1,671) 8,104 5,857 10,064 875 16.4% 46.7% Book Value 06/30/2025 ~75% R$28 p/share R$16 p/share R$22 p/share Note: BRL/USD exchange rate: R$5.46. GGBR4 price on June 30, 2025: R$16.00. 17 EV/EBITDA GERDAU 2Q25: 4.0X Implicit sum of parties: 1 Brazilian peers: Ternium, CSN, Usiminas and Metallus | U.S. peers: CMC, Steel Dynamics, Nucor and Metallus | Latam peers: Ternium. 2 Considers US$101 million in eliminations and adjustments. The 6.6x EV/ EBITDA 2Q25 LTM for North America, the market seems to attach little value to other segments. 6.6 EV/EBITDA 2Q25 North America 861 EBITDA Gerdau North America 2Q25 LTM 5,655 Implicit FV Gerdau North America 7,528 ( - ) Gerdau current FV (@4.0x EV/EBITDA 2Q25 LTM) 1,873 (=) Other segments valuation

BRAZIL Mauricio Metz Miguel Burnier sustainable mining platform - crushing

Competitive advantages of our business in Brazil

Presence from north to south of the country, flexible production, and tailored solutions in long and flat steel

GERDAU Investor Day 2025

13 industrial units throughout Brazil

Regional presence and competitive advantage in customer service


GERDAU

Production: 50% integrated route and 50% mini mills

Flexibility and steel production strategy

Crude steel capacity: ~7.8Mt/year

Rolling capacity: ~8.2Mt/year

Wide portfolio of products and services

Operating in more than 30 market segments: construction, industry, retail and others


Slabs and Others
10%
Rebar and Reinforced concrete
30%
Hot Coils and Plates
20%
Bars, Beams SBQ and Others
40%
Flat Steel 30%
Long Steel 70%

23 downstream units

Units focused on downstream products that build more efficient solutions for customers

74 Comercial Gerdau branches

National reach and coverage with relevant and competitive distribution from north to south of Brazil


COMERCIAL GERDAU
74 branches
8 distribution centers
5 service centers

19

GERDAU Investor Day 2025

Moderate growth prospects for the segments in which we operate

Sector trend in 2026

Civil Construction[1]

+0.5%



~40%


MAP Residential
Retail Construction
Business
Private Infrastructure(concessions)
Public infrastructure
HIS Residential

Industry, Agriculture and Other[2 3]

+1.7%



~45%


Energy Transmission
Manufacturing Industry
Yellow Line
Machinery / Agricultural Impl.
Machinery and Equipment
Oil & Gas / Naval
Wind Energy
Solar Energy
Retail Agribusiness

Automotive[4]

+1.4%



~15%


Road Implements
Heavy Vehicles
Light Vehicles
Auto parts

Source: 1 Tendências - IBGE/ Production of Building Materials - (latest projection Aug/25) | 2 Tendências - IBGE/ Industrial Activity - (latest projection Aug/25) | 3 Tendências - IBGE/PIM - (latest projection Aug/25) | 4 S&P - Anfavea/ Heavy Vehicle Production - (latest projection Sep/25) / Gerdau Marketing.

20

Moderate growth prospects for the segments in which we operate

Sector trend in 2026

Segments with greater exposure to U.S. tariffs

GERDAU Investor Day 2025

Civil Construction[1]

+0.5%



~40%



Residencial MAP
Varejo Construção
Comercial
Infra Privada (concessões)
Infraestrutura Pública
Residencial HB

Industry, Agriculture and Other [2] [3]

+1.7%



~45%



Transmissão de Energia
Manufacturing Industry
Yellow Line
Máquinas / Impl. Agrícolas
Machinery and Equipment
Óleo & Gás / Naval
Energia Eólica
Energia Solar
Varejo Agro

Automotive[4]

+1.4%



~15%



Implementos Rodoviários
Pesados
Leves
Auto parts

Source: 1 Tendências - IBGE/ Production of Building Materials - (latest projection Aug/25) | 2 Tendências - IBGE/ Industrial Activity - (latest projection Aug/25) | 3 Tendências - IBGE/PIM - (latest projection Aug/25) | 4 S&P - Anfavea/ Heavy Vehicle Production - (latest projection Sep/25) / Gerdau Marketing.

21

Lack of competitive isonomy and ineffective trade defense measures Steel imports could reach all - time high in the Brazilian market for the second consecutive year 0.6 0.4 1.4 0.9 1.6 1.7 1.2 0.9 1.5 1.5 2.6 2.2 2.8 3.1 2.5 1.7 2.2 2.0 4.0 3.1 4.4 4.8 6.3 2019 2020 2021 2022 2023 2024 Inside Gerdau Portfolio Outside Gerdau Portfolio Source: Comexstat 2025e Jan - Jul/25 annualized 11.2% 10.9% 16.3% 15.4% 20.8% 20.8% 26.3% 9.2% 7.1% 13.9% 11.2% 15.2% 15.0% 17.5% 10.4% 9.3% 15.3% 13.6% 18.5% 18.5% 22.9% 2021 2022 2023 2024 7M25 Flat Steel Long Steel Total Import penetration rate 2019 2020 Source: Instituto Aço Brasil China 65% New 11% Others 24% AçoBrasil quota - tariff system Quota + 25% tariff 16 NCMs for flat, long steel, and seamed tubing Antidumping Slabs with renewal claim; Hot coils and wire rod with investigations opened in Jun/25. Estimate: 18 months Sicetel drawn steel surcharge 25% tariff 6 NCMs for drawn steel Production chain mobilization Higher number of industry sectors working on trade defense issues Surcharge claim: bolts / automotive (for hybrid and electric vehicles/ wind turbines) TRADE DEFENSE 1 New Origins: Egypt, Peru, Russia, Vietnam, India, Indonesia, Hong Kong, Thailand, Malaysia and Singapore 22 Origins ¹ 4.2 2.1

Key strategic drivers

to leverage the transformation of our business over upcoming years

GERDAU Investor Day 2025

Verticalization of Ouro Branco's assets

- **Miguel Burnier sustainable mining platform**
  - Physical progress 85%
  - Estimated ramp-up: 12 months
  - IRMA certification
  - Potential EBITDA of R$1.1 b/year
- **Extension of service life**
  - Blast Furnace 1 renovation: from 2027 to 2028
  - Coking plant 2: from 2034 to 2038

Flat steel growth

- **New hot coil rolling capacity**
  - Total available capacity in 4Q25 of 1,080t/year
  - Quality gains
  - Potential EBITDA of R$400M/year
- **Development of new products and access to new markets**
- **Service and processing center**
- **Robust own distribution network (Comercial Gerdau)**

Strategic optimization of mini mills

- **Asset optimization (greater utilization)**
- **Scrap acquisition strategy with wide coverage and processing excellence**
- **Competitive energy portfolio**
- **CAPEX suited to regional and product needs**

23

Key strategic drivers

to leverage the transformation of our business over upcoming years

GERDAU Investor Day 2025

Verticalization of Ouro Branco's assets

- **Miguel Burnier sustainable mining platform**
  - Physical progress 85%
  - Estimated ramp-up: 12 months
  - IRMA certification
  - Potential EBITDA of R$1.1 b/year
- **Extension of service life**
  - Blast Furnace 1 renovation: from 2027 to 2028
  - Coking plant 2: from 2034 to 2038

Flat steel growth

- **New hot coil rolling capacity**
  - Total available capacity in 4Q25 of 1,080t/year
  - Quality gains
  - Potential EBITDA of R$400M/year
- **Development of new products and access to new markets**
- **Service and processing center**
- **Robust own distribution network (Comercial Gerdau)**

Strategic optimization of mini mills

- **Asset optimization (greater utilization)**
- **Scrap acquisition strategy with wide coverage and processing excellence**
- **Competitive energy portfolio**
- **CAPEX suited to regional and product needs**

24

GERDAU Investor Day 2025

Miguel Burnier sustainable mining platform

Transformational investment to position Ouro Branco as Brazil's most competitive integrated industrial unit

5.5[1] Mtpa of high-grade ore **(pellet feed 65%)**

CAPEX of **R$3.6 billion** between 2023 and 2026

40 years of certified reserves

100% dry waste disposal

Integrated logistics (ore pipeline)

Potential EBITDA gain/year **~ R$1.1 b**

IRMA Initiative for Responsible Mining Assurance

IRMA standard, reinforcing its commitment to sustainability and business integrity.

New iron ore treatment unit

Capacity utilization curve[2]


100%
Ramp-up start
After ramp-up
(12 months)

After ramp-up (2027)

Iron ore processing capacity (Mt)	5.5
Cash cost (US$/t)	30.0
Ore consumption in Ouro Branco (Mt)	3.0
Volume available for sale (Mt)	2.5

1 On a wet basis, considering an average humidity of 10%
2 This estimate is indicative and should not be interpreted as a projection or guidance.

25

Use your camera or c B li c R k o A n S th e I L QR Code to watch a vídeo on our SUSTAINABLE MINING PLATFORM

Mining: estimated gains

Supply to Ouro Branco unit



Iron ore consumption (Mt)
Iron ore content
61%
63%
63%
6.0
5.7
5.7
2025e
2026e
2027e

Cash cost of iron ore basket	US$ 70/t	US$ 60/t	US$ 55/t

GERDAU Investor Day 2025

2026 potential EBITDA gain

~ R$400 million

(from cost reduction and quality improvement)

Potential EBITDA gain/year[1]

2027+



40%
~ R$ 1.1 b
60%
Cost and quality improvement in Ouro Branco
Iron ore sales[2]

1 Expected gain after investment matures.

2 Assumes a long-term iron ore price of US$100/t CIF China for 62% Fe, adjusted for freight and 65% Fe quality.

28

Key strategic drivers

to leverage the transformation of our business over upcoming years

GERDAU Investor Day 2025

Verticalization of Ouro Branco's assets

- **Miguel Burnier sustainable mining platform**
  - Physical progress 85%
  - Estimated ramp-up: 12 months
  - IRMA certification
  - Potential EBITDA of R$1.1 b/year
- **Extension of service life**
  - Blast Furnace 1 renovation: from 2027 to 2028
  - Coking plant 2: from 2034 to 2038

Flat steel growth

- **New hot coil rolling capacity**
  - Total available capacity in 4Q25 of 1,080t/year
  - Quality gains
  - Potential EBITDA of R$400M/year
- **Development of new products and access to new markets**
- **Service and processing center**
- **Robust own distribution network (Comercial Gerdau)**

Strategic optimization of mini mills

- **Asset optimization (greater utilization)**
- **Scrap acquisition strategy with wide coverage and processing excellence**
- **Competitive energy portfolio**
- **CAPEX suited to regional and product needs**

29

Flat steel growth End - to - end operation improvement, with capacity, quality and competitiveness gains 1HZ FDSDFLW\ DQG TXDOLW\ JDLQV Solid own distribution network and service centers Development of new products and access to new markets

8VH \RXU FDPHUD RU F % OL F 5 N R $ Q 6 WK H , / 45 &RGH WR ZDWFK D YtGHR RQ RXU 1(: +27 &2,/ 0,//

Flat steel growth

Expansion of hot coil rolling capacity by 250kt/year

GERDAU Investor Day 2025



Ramp up

Evolution of hourly productivity (tonnes per hour)


161
184
191
192
1Q25
2Q25
3Q25e
4Q25e

Achievement of 100% nominal capacity in 4Q25

1,080kt

Potential EBITDA

R$400 M/year[1]


5%
15%
80%
Revenue
Performance
Cost reduction

1 Expected gain after investment matures.

33

Flat steel growth

New capacity, products and services reinforce our presence in relevant hot coil markets, expanding beyond distribution

Potential markets for hot coils



Machinery and Equipment



Yellow Line



Auto parts



Helical Pipes and Sanitation

Gerdau service centers

GERDAU Investor Day 2025

Operated by Comercial Gerdau, these centers deliver a ready-made solution to customers with accuracy, security, agility and efficiency in terms of cost and logistics, bolstering the entire value chain



Retail strategy

JUNTOS SOMOS+

COMERCIAL GERDAU

Recent acquisition:
Araucária Unit - PR

Industrialization model brings customers closer to Comercial Gerdau, enhancing value creation


5 units
Recife
Contagem
São Caetano
Araucária
São Leopoldo

34

Key strategic drivers

to leverage the transformation of our business over upcoming years

GERDAU Investor Day 2025

Verticalization of Ouro Branco's assets	Flat steel growth	Strategic optimization of mini mills
– **Miguel Burnier sustainable mining platform** • Physical progress 85% • Estimated ramp-up: 12 months • IRMA certification • Potential EBITDA of R$1.1 b/year – **Extension of service life** • Blast Furnace 1 renovation: from 2027 to 2028 • Coking plant 2: from 2034 to 2038	– **New hot coil rolling capacity** • Total available capacity in 4Q25 of 1,080t/year • Quality gains • Potential EBITDA of R$400M/year – **Development of new products and access to new markets** – **Service and processing center** – **Robust own distribution network (Comercial Gerdau)**	– **Asset optimization (greater utilization)** – **Scrap acquisition strategy with wide coverage and processing excellence** – **Competitive energy portfolio** – **CAPEX suited to regional and product needs**

35

Long steel production
Specialty steel production
Idled units
Caucaia
Cearense
Açonorte
Garganta da Jararaca and Paratininga II SHP
Photovoltaic plants Barro Alto and Arinos
Barão de Cocais
Divinópolis
Pindamonhangaba
Araçariguama
Cosigua
Mogi das Cruzes
Araucária
Hydroelectric plant Dona Francisca
Charqueadas
Riograndense

Strategic optimization of mini mills

GERDAU Investor Day 2025

Asset optimization

- Charqueadas: reallocation of volumes from Mogi das Cruzes
- Riograndense: first full year after melt shop renovation (increased utilization)
- Pindamonhangaba: heightened competitiveness (continuous casting)
- Cearense: investment in melt shop to supply Caucaia

Competitive scrap

- New scrap processing in Pindamonhangaba
- Strategy to capture local suppliers
- Innovation in sustainable ship decommissioning and vehicle recycling

Competitive energy portfolio

- Sources diversity (water/solar)
- Acquisition of Garganta da Jararaca and Paranatinga II SHP 2025
- Barro Alto solar farm start-up in 1Q26

Regional vision

- Araçariguama: strategic site for spool rebar production
- Cosigua: product portfolio expansion- W150 shapes
- Açonorte: investment in bars and shapes production

36

1257+ $0(5,&$ &KLD :DQJ *HUGDX 0LGORWKLDQ 7;

Steel tariffs

Overview and impact on imports

GERDAU
Investor Day
2025

CURRENT TARIFFS IN PLACE

U.S.:

- Section 232 tariffs on steel.
- Rate of 50% (except for the UK = 25%).
- No exclusions or quotas;
- 25%[1] tariff on automobiles and autoparts;
- Section 232 expanded to derivatives expansion[2].

Canada:

- US: 25% tariff on steel (retaliation), with exceptions;
- Other countries (excluding Mexico): tariff-rate quotas on steel imports based on 2024 levels, with a 50% surcharge on volumes exceeding the quota.

Mexico:

- Proposed new tariffs between 10% and 50% on steel imports[3] (tariff for most steel products is set at 35%).

OUTLOOK

- Except for the UK agreement, steel tariffs have been shielded from reciprocal tariff negotiations;
- USMCA negotiations will be key in defining the future of Section 232.

U.S. imports of selected long steel products[4]

(trailing 12 months)



Million metric tons
3.5
3.3
3.1
2.9
2.7
2.5
2.3
2.1
1.9
1.7
1.5
2022-2024 average
3.1 million
tons/year
2025 average
2.8 million
tons/year
Jan2021
May2021
Sep2021
Jan2022
May2022
Sep2022
Jan2023
May2023
Sep2023
Jan2024
May2024
Sep2024
Jan2025
May2025
Jul2025

Full tariff impact expected by Q3/Q4: effect of 50% rate, started in June.

1 The amount may vary depending on individual agreements with specific countries.
2 Chapter 73 + 407 other HTS codes, broad coverage.
3 From countries without a free trade agreement. Currently, steel tariffs are country-specific and range between 10 and 25%.
4 Source: US Department of Commerce. Enforcement and Compliance. Long Steel Category (excluding rail and wire).

38

Steel tariffs

Gerdau North America Impact

GERDAU
Investor Day
2025

- Re-balanced operational footprint to minimize shipments between countries;
- Captured additional business from imports decline;
- Leveraged strong presence in renewable energy sector, benefited from the domestic demand increase;
- Adjusted product mix in Canada to maintain high asset utilization, focusing on the domestic market;
- Increased SBQ new sales quoting in the U.S. by 60%, indicating new local investment activity (Asian/European companies).



SBQ quoting activity

(# of quotes per month - average 2021-24 = 100-basis)


100
137
133
169
186
169
157
187
154
Avg 2021-24
Jan-25
Feb-25
Mar-25
Apr-25
May-25
Jun-25
Jul-25
Aug-25

Source: Gerdau internal data.

39

U.S. steel demand: end-market outlook

GERDAU Investor Day 2025

Product	Sector	Demand drivers	Impact on Gerdau
DOWNSTREAM (5% of portfolio)	Renewable energy	• One Big Beautiful Bill (OBBB) expected to accelerate renewable energy spending (changes in tax incentives); • Renewable energy is still competitive without incentives.	VERY POSITIVE Impacts demand for beams and processed solar piles.
SHAPES (50% of portfolio)	Data centers	• Strongest sector in the market; • Data Center CPIP YoY: 43% up[1].	VERY POSITIVE Impacts demand for beams.
	Non-res construction	• Slower activity outside of data centers and manufacturing plants; Warehouses starting to rebound; • Interest rates contributing to reduced non-res project starts; • Non-res CPIP excluding data centers: -4.4% YoY[1].	FLAT TO SLIGHTLY NEGATVE Impacts demand for beams, merchants, rebar and piling.
BARS (45% of portfolio)	Infrastructure	• 60.8% of funds destined to roads and bridges from IIJA are still available[2]; • Slower approval of projects and release of funds.	SLIGHTLY POSITIVE Impacts demand for beams, piling and rebar.
	Automotive	• North American Light Vehicle Production down 1.9% in 2025[3]; • Reduction of steel / parts imports. • New on-shoring projects; • Potential car price increases impacting vehicle sales.	SLIGHTLY POSITIVE Impacts demand for SBQ.
	Manufacturing	• Industrial sector activity remains stagnant; • ISM PMI Index has spent 31 of last 33 months in contractionary territory.	FLAT Impacts demand for SBQ and merchants.

Source: 1 US Census Bureau: Construction Put in Place (CPIP), 2 US Department of Transportation, 3 S&P Global.

40

GERDAU Investor Day 2025

Supply balance

- The North American steel industry has enough capacity to absorb the import reduction triggered by the implementation of trade tariffs;
- New capacity concentrated in flat roll and rebar driven by technology shifts:
  - Flat Roll = shift from Integrated to EAF
  - Rebar = advent of micro-mill technology
- Such technological opportunities are not yet present in beams and merchants, given the capacity is already all EAF and micro-mills;
- New capacity in Northern Mexico expected to target the U.S. beams market in 2027.

New capacity as a percentage of installed capacity[1]


19%
30%
12%
7%
Flat Roll
Rebar
SBQ2
Beams + Merchants

1 Installed capacity includes all U.S. producers plus selected producers in Canada.
2 Installed capacity includes all producer in U.S., Canada and Mexico.
Source: Companies' investment announcements, Gerdau internal analysis.

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Strong business foundation to serve North America

GERDAU Investor Day 2025

Our transformation journey

2018
- Sale of rebar / wire-rod assets
- Monroe, MI (start)

2020
- St. Paul, MN deactivation (volume transferred to other plants)
- Jackson, MI deactivation (volume transferred to other plants)

2021
- Petersburg, VA
- Cartersville, GA

2023
- Whitby, ON
- Heat treatment processing – downstream investment, TX
- Monroe, MI (finish)

2024
- Jackson, TN
- Roadmap Midlothian, TX

2025
- Downstream: Solar Pile Facility, TX

2026+
- Roadmap Midlothian, TX

Well positioned to maximize returns in North America due to our asset flexibility and go-to-market strategy:

Assets:
- Divestiture of rebar-focused locations;
- CAPEX focused on improving productivity, increasing flexibility and expanding product portfolio.

Go-to-market:
- Segment-based sales structure;
- Development of digital tools as an enabler of enhanced customer service;
- Opportunistic expansion of conflict-free downstream.

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Well positioned in high-growth end-markets

GERDAU Investor Day 2025

Utility scale solar (installed capacity in GWdc)



180
160
140
120
100
80
60
40
20
0
Renewable energy
33%
33%
18%
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Source: Solar Energy Industries Association – 2025 Q3 Data – Cumulative U.S. Solar Installations.

Current Gerdau position:

- Geographically located near main regions expanding renewable energy installation;
- Leading market position in solar, established through years serving the market with a vertically integrated approach;
- New downstream facility (Solar Pile) being commissioned, will allow for in-house vertical integration and unrivaled ability to service solar customers;
- Newly opened state-of-the-art heat treatment facility offering unique products to the wind energy market.

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Downstream investment: Solar Pile

GERDAU Investor Day 2025


Midlothian Mill
80MW Solar Farm
Heat Treatment
Solar Pile

Capacity of 90kt[1] with high EBITDA margins

3Q25: Hot commissioning
4Q26: Full ramp-up

Addresses the growing demand for renewable energy

[1] Metric tons after ramp-up.

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Well positioned in high-growth end-markets

GERDAU Investor Day 2025

Data center construction spending (Construction Put in Place – CPIP – in US$ billions)



Data centers
CPIP Actual
CPIP FCST
% = YoY Growth
45
40
35
30
25
20
15
10
5
0
2
3
4
5
7
8
9
10
13
20
31
23
54%
55%
35%
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025e

Source: US Census Bureau: Construction Put in Place (CPIP) - Total U.S. construction spending + Gerdau Internal Forecast.

Current Gerdau position:

- Geographically positioned next to highest concentration of data center projects in the U.S.;
- Dedicated sales team focused solely on serving structural steel fabricators (suppliers to data center construction);
- Producer of the lowest embodied carbon beams in the U.S., able to support tech companies in achieving carbon reduction targets;
- Investments in the Petersburg, Cartersville and Midlothian mills resulted in additional beam capacity as well as size range expansion, increasing data center project coverage.

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Midlothian capacity increase

Higher competitiveness of our largest asset in North America

GERDAU Investor Day 2025


Midlothian

Supplied by green energy from solar park

Phase 1

Investment: R$1.2 billion
59% already invested

Potential EBITDA: R$275 million/year

Capacity increase: 150 kt
Melt shop capacity

Start-up: 2H26

Phase 2: TBD

Operational efficiency:

Improves the productivity and efficiency of the melt shop and rolling mill

Product range expansion:

Unlocking capacity through a better production mix increases plant flexibility for market growth

Cost optimization:

Upgrades and increased capacity enhance cost efficiency through fixed cost dilution and fewer maintenance outages

Reduction of internal transfers:

Improving productivity in melt shop to meet billet requirements will reduce the need for internal transfers to fulfill plant demand

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Q&A 47

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